UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest reported) August 10, 2010; August 10, 2010



sustainable Power Corp.

(Exact name of registrant as specified in its charter)

NEVADA	000-53583	20-5830122
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No current address

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: No current telephone number

7100 Hwy 146 South, Baytown, TX 77520

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2 below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(b). Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

M. Richard Cutler has resigned as an officer and director of Sustainable Power Corp. effective as of August 10, 2010.

Scott Hoerr has resigned as an officer and director of Sustainable Power Corp. effective as of August 10, 2010.

Mr. Cutler and Mr. Hoerr have been provided with a copy of the disclosures contained in this Report on Form 8-K, have been given an opportunity to review and agree to such disclosures, and have advised the registrant that they agree with such disclosures.

Item 9.01. Exhibits

99.1   Resignation of M. Richard Cutler
99.2   Resignation of Scott Hoerr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2010

SUSTAINABLE POWER CORP.

By: /s/ M. Richard Cutler
         M. Richard Cutler
         Resigning President and CEO



Exhibit 99.1

CUTLER LAW GROUP

Attorneys at Law

www.cutlerlaw.com

M. Richard Cutler, Esq.*
M Gregory Cutler, Esq.**

*Admitted in California & Texas
**Admitted in Florida

August 10, 2010

Sustainable Power Corp.
Board of Directors
Principal Shareholder

Gentlemen:

Effective immediately the undersigned hereby resigns as an officer and director of Sustainable Power Corp. As you are aware, the existence of the ongoing litigation by the US Securities and Exchange Commission against the founder of SSTP has made funding of SSTP very difficult. Without funding, SSTP has been unable to maintain directors and officers liability insurance. While I have persevered for some time without such insurance, I cannot continue to do so. I will remain as securities counsel for the company for now despite such lack of funding.

It is with much regret that I take this action as I continue to strongly believe in the long term viability of the technology underlying the company and its potential impact on the energy needs of the United States and the World. I took the position originally not because of potential financial opportunities, but rather because of my desire to assist with what I continue to believe is world-changing technology for the betterment of humanity.

In the event the company is able to resolve its funding issues I would be available to further assist in this fabulous opportunity.

Sincerely,

M. Richard Cutler, Esq.

3355 West Alabama, Suite 1150, Houston, Texas • Tel: (713) 888-0040 • Fax: (800) 836-0714
GEORGIA OFFICE: 3206 West Wimbledon Drive, Augusta, Georgia 30909 • Tel: (706) 737-6600 • Fax: (706) 738-1966

Exhibit 99.2

August 10, 2010

Sustainable Power Corp.
Board of Directors
Principal Shareholders

Gentlemen,

This letter is to inform the Board of Directors of Sustainable Power Corp. that
the undersigned resigns, effective immediately, as an Officer and Director of
the company.

Due to being under funded to maintain proper amount of workers needed to run the
plant, lack of Directors and Officers insurance, and ongoing litigation by
SEC.

I will remain 100% supportive of the technology, and will do whatever I can
individually to see this become a reality.

Sincerely,

Scott Hoerr
Electronically Signed